UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 3)


                    Under the Securities Exchange Act of 1934





                                    TNS, Inc.
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                                (Name of Issuer)

                    Common stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    872960109
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                                 (CUSIP Number)

                                  June 6, 2008
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  872960109
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Mr. Philip C. Timon
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(2)  Check  the  Appropriate  Box if a  Member of a Group   (See   Instructions)
        (a)    ___
        (b)    ___
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned
   by Each Reporting Person With     (5)  Sole Voting Power:            470,872*
                                          --------------------------------------
                                     (6)  Shared Voting Power:                0
                                          --------------------------------------
                                     (7)  Sole Dispositive Power:       470,872*
                                          --------------------------------------
                                     (8)  Shared Dispositive Power:           0
                                          --------------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:    470,872*
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(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
     Instructions)    N/A
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(11) Percent of Class Represented by Amount in Row (9):  1.92%*
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(12) Type of Reporting Person (See Instructions):  IN
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*As of June 6, 2008 (the "Reporting Date"), Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), owned in the aggregate 470,872 shares of the Common Stock, par value $0.001 per share (the "Shares"), of TNS, Inc., a Delaware corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon (the "Reporting Person") is the sole managing member of Endowment LLC. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13(d)-3, the Reporting Person is deemed to be the beneficial owner of 470,872 Shares, or approximately 1.92%, of the Shares deemed issued and outstanding as of such date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

Item 1(a).  Name Of Issuer:   TNS, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           11480 Commerce Park Drive, Suite 600, Reston, VA 20191


Item 2(a). Name of Person Filing:  Mr. Philip C. Timon

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            1515 Market Street, Suite 2000, Philadelphia, PA 19102

Item 2(c).  Citizenship:  United States

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).  CUSIP No.:  872960109


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable


Item 4.     Ownership

           (a)  Amount Beneficially Owned:                              470,872*

           (b)  Percent of Class:                                         1.92%*

           (c)  Number of Shares as to which such person has:

               (i)   sole power to vote or to direct the vote           470,872*
               (ii)  shared power to vote or to direct the vote               0
               (iii) sole power to dispose or to direct the
                     disposition of                                     470,872*
               (iv)  shared power to dispose or to direct the
                     disposition of                                           0


*As of the Reporting Date, the Limited Partnerships owned in the aggregate 470,872 Shares of the Company. Endowment LLC is the sole general partner of each of the Limited Partnerships. The Reporting Person is the sole managing member of Endowment LLC. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of any Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg.
Section 240.13(d)-3, the Reporting Person is deemed to be the beneficial owner of 470,872 Shares, or approximately 1.92%, of the Shares deemed issued and outstanding, as of such date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]*.



*As of the Reporting Date, the Limited Partnerships owned in the aggregate 470,872 Shares of the Company. Endowment LLC is the sole general partner of each of the Limited Partnerships. The Reporting Person is the sole managing member of Endowment LLC. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of any Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg.
Section 240.13(d)-3, the Reporting Person is deemed to be the beneficial owner of 470,872 Shares, or approximately 1.92%, of the Shares deemed issued and outstanding, as of such date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.




Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           December 24, 2008


                                           /s/ Philip C. Timon
                                           -------------------------------------
                                           Philip C. Timon,  in his  capacity as
                                           sole  managing  member  of  Endowment
                                           Capital Group,  LLC, the sole general
                                           partner of  Endowment  Capital,  L.P.
                                           and Long Drive, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)